UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 1
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BlueCity Holdings Limited
(Name of the Issuer)

BlueCity Holdings Limited
Baoli Ma
Multelements Limited
Diversefuture Limited
BlueCity Media Limited
Shimmery Sapphire Holding Limited
Cantrust (Far East) Limited
Metaclass Management ELP
Chizicheng Strategy Investment Limited
Spriver Tech Limited
Chunhe Liu
Aviator D, L.P.
CDH China HF Holdings Company Limited
Rainbow Rain Limited
Roger Field Fund, L.P.
CDH Harvest Holdings Limited
Shangzhi Wu
(Names of Persons Filing Statement)
Class A Ordinary Shares, par value US$0.0001 per share*
American Depositary Shares, each two representing one Class A Ordinary Share
(Title of Class of Securities)
G11957 100
(CUSIP Number of Class of Securities)

BlueCity Holdings Limited
Baoli Ma
BlueCity Media Limited
Shimmery Sapphire Holding Limited
Cantrust (Far East) Limited
Block 2 Tower B Room 028, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District
Beijing 100022
Multelements Limited Diversefuture Limited Block 2 Tower B Room 028, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District Beijing 100022 CEC Development Mansion F12, Sanyuan Bridge, Beijing

Metaclass Management ELP Chizicheng Strategy Investment Limited Spriver Tech Limited Chunhe Liu CEC Development Mansion F12, Sanyuan Bridge, Beijing
Aviator D, L.P.
CDH China HF Holdings Company Limited
Rainbow Rain Limited
Roger Field Fund, L.P.
CDH Harvest Holdings Limited
Shangzhi Wu
3rd Floor, Kaishi Building, No.1 Yan’an East Road, Huangpu District, Shanghai
Tel: (+86) 158 1070 2036

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to:
Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Center, Tower II, 46/F 1539 Nanjing West Road Shanghai, the People’s Republic of China Telephone: +86 21-6193-8200	Yang Wang Simpson Thacher & Bartlett LLP 3901 China World Tower A 1 Jianguomenwai Avenue Beijing 100004, China Telephone: (+86) 10 5965 2976
Brian V. Breheny, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 Telephone: (202) 371-7000	Yi Gao Simpson Thacher & Bartlett LLP ICBC Tower – 35th Floor 3 Garden Road, Central Hong Kong, China

This statement is filed in connection with (check the appropriate box):
a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☒	None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

*
Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American depositary shares (“ADSs”), each two representing one Class A ordinary share, par value US$0.0001 per share, of the Company (the “Class A Ordinary Share”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION
This Amendment No. 1 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):
(a)
BlueCity Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the issuer of the Class A Ordinary Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)
Mr. Baoli Ma, the chairman of the board of directors and chief executive officer of the Company (the “Founder”);

(c)
Multelements Limited, a company incorporated under the laws of the Cayman Islands (“Parent”);

(d)
Diversefuture Limited, a company incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”);

(e)
BlueCity Media Limited; a company incorporated under the laws of the British Virgin Islands;

(f)
Shimmery Sapphire Holding Limited, a company incorporated under the laws of the British Virgin Islands;

(g)
Cantrust (Far East) Limited, a company incorporated under the laws of the British Virgin Islands;

(h)
Metaclass Management ELP, an exempted limited partnership established under the laws of the Cayman Islands;

(i)
Chizicheng Strategy Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

(j)
Spriver Tech Limited, a company incorporated under the laws of the British Virgin Islands;

(k)
Mr. Chunhe Liu, a citizen of the People’s Republic of China;

(l)
Aviator D, L.P., an exempted limited partnership established under the laws of the Cayman Islands;

(m)
CDH China HF Holdings Company Limited, a company incorporated under the laws of the Cayman Islands;

(n)
Rainbow Rain Limited, a company incorporated under the laws of the British Virgin Islands;

(o)
Roger Field Fund, L.P., an exempted limited partnership established under the laws of the Cayman Islands;

(p)
CDH Harvest Holdings Limited, a company incorporated under the laws of the Cayman Islands; and

(q)
Mr. Shangzhi Wu, a citizen of Singapore.

On April 30, 2022, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company being the surviving company of the Merger as a wholly-owned subsidiary of Parent (the “Merger”).
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Class A ordinary share and Class B ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time, other than Shares represented by ADSs (as defined below),will be cancelled and cease to exist in exchange for the right to receive US$3.20 in cash without interest (the “Per Share Merger Consideration”), and each outstanding American depositary share of the Company (each, an “ADS,” each two of which representing one Class A ordinary shares of the Company (the “Class A Ordinary Shares”)) will be cancelled in exchange for the right to receive US$1.60 in cash without interest (the “Per ADS Merger Consideration”), except for (a) certain Shares (including Shares represented by ADSs) (collectively, the “Rollover Shares”) beneficially owned by BlueCity Media Limited, Aviator D, L.P. and Rainbow Rain Limited (each, a “Rollover Shareholder” and collectively, the “Rollover Shareholders”), which will be cancelled and cease to exist without payment of consideration as contemplated by and in accordance with the support agreement entered into between Parent and each of the Rollover Shareholders dated April 30, 2022 (the “Support Agreement”), (b) any other Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective subsidiaries, (c) Shares (including Class A Ordinary Shares represented by ADSs) held by the ADS depositary and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options (as defined below), and (d) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands, as amended, modified, or re-enacted from time to time (the “Cayman Islands Companies Act”) (collectively, the “Dissenting Shares;” holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”), which will be cancelled and cease to exist at the Effective Time and thereafter only represent the right to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Islands Companies Act.
In addition to the foregoing, at the Effective Time, each option to purchase Class A Ordinary Shares (each, a “Company Option”) granted pursuant to the Company’s 2015 Stock Incentive Plan that is outstanding and unexercised as of the Effective Time, whether vested or unvested, shall be cancelled, and the holder thereof shall be entitled to receive an amount in cash, without interest, payable as soon as reasonably practicable following the Effective Time equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration, over (B) the exercise price, multiplied by (ii) the number of Class A Ordinary Shares subject to such Company Option as of the Effective Time. Each Company Option with the exercise price that is equal to or greater than the Per Share Merger Consideration shall be cancelled at the Effective Time without the payment of consideration therefor.
At the Effective Time, each Company Option to purchase Class A Ordinary Shares granted pursuant to the Company’s 2020 Stock Incentive Plan or 2021 Stock Incentive Plan that is outstanding, vested and unexercised as of the Effective Time, shall be assumed by Parent and automatically converted into an option for ordinary shares of Parent (each, an “Assumed Option”) under an equity incentive plan to be established by Parent equal to the product of (A) the number of Class A Ordinary Shares that were subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the fair market value of an ordinary share of Parent, and rounding such product down to the nearest whole number of ordinary shares of Parent, with an exercise price per share subject to the Assumed Option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Each Assumed Option shall be subject to the same terms and conditions as to vesting, exercisability and forfeiture as the corresponding Company Option as in effect on the date of the Merger Agreement.
At the Effective Time, each Company Option granted pursuant to the Company’s 2020 Stock Incentive Plan or 2021 Stock Incentive Plan that is unvested as of the Effective Time will be cancelled without the payment of consideration therefor.
At or prior to the Effective Time, the Company shall terminate each of the 2015 Stock Incentive Plan, the 2020 Stock Incentive Plan and the 2021 Stock Incentive Plan, and all award agreements evidencing Company Options, effective as of the Effective Time.
The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, must be authorized and approved by a special resolution as defined in the Cayman Islands Companies Act, which requires an affirmative vote of holders of Shares representing at least two-thirds of votes cast by such holders as, being entitled so to do, vote in person or, in the case of such holders as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy as a single class, at the extraordinary general meeting or any adjournment or postponement thereof in accordance with the Cayman Islands Companies Act and the Company’s memorandum and articles of association.
Pursuant to the Support Agreement, among other things and subject to the terms and conditions set forth therein, the Rollover Shareholders agreed to (i) vote all Shares directly or indirectly owned by them in favor of the authorization and approval of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, and (ii) have the Rollover Shares beneficially owned by them be cancelled for no consideration from the Company in exchange for the subscription of ordinary shares of Parent at the closing of the Merger in accordance with the Merger Agreement. As of the date of this Schedule 13E-3, the Rollover Shareholders directly or indirectly own in the aggregate 7,071,760.5 Shares (including Shares represented by ADSs but excluding Shares represented by Company Options held by the Rollover Shareholders or their affiliates which have not been exercised), which represent approximately 37.7% in number and approximately 70.2% in voting rights of the Company’s issued and outstanding Shares. Of those Shares beneficially owned by the Rollover Shareholders as of the date of this Schedule 13E-3, 3,918,605 Shares are Rollover Shares.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.
Item 1   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2   Subject Company Information
(a)
Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

(b)
Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“The Extraordinary General Meeting — Record Date; Shares and ADSs Entitled to Vote”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)
Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Market Price of the Company’s ADSs, Dividends and Other Matters — Market Price of the ADSs”

(d)
Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Market Price of the Company’s ADSs, Dividends and Other Matters — Dividend Policy”

(e)
Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares — Prior Public Offerings”

(f)
Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares”

Item 3   Identity and Background of Filing Persons
(a)
Name and Address. BlueCity Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

(b)
Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

(c)
Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

Item 4   Terms of the Transaction
(a)-(1)
Material Terms — Tender Offers. Not applicable.

(a)-(2)
Material Terms — Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors”

•
“The Extraordinary General Meeting”

•
“The Merger Agreement”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)
Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting”

•
“The Merger Agreement”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(d)
Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Dissenters’ Rights of Shareholders”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Dissenters’ Rights”

•
“Dissenters’ Rights”

•
“Annex D — Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238”

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Provisions for Unaffiliated Security Holders”

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5   Past Contracts, Transactions, Negotiations and Agreements
(a)
Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Transactions in the Shares”

(b)
Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)
Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Equity Commitment Letter”

•
“Summary Term Sheet — Support Agreement”

•
“Summary Term Sheet — Limited Guarantee”

•
“Summary Term Sheet — Interim Investors Agreement”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Equity Commitment Letter”

•
“Special Factors — Support Agreement”

•
“Special Factors — Limited Guarantee”

•
“Special Factors — Interim Investors Agreement”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Special Factors — Voting by the Buyer Group at the Extraordinary General Meeting”

•
“The Merger Agreement”

•
“Transactions in the Shares”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 6   Purposes of the Transaction and Plans or Proposals
(b)
Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“The Merger Agreement”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)(1)-(8)
Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Merger”

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“The Merger Agreement”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 7   Purposes, Alternatives, Reasons and Effects
(a)
Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

(b)
Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Alternatives to the Merger”

•
“Special Factors — Effects on the Company if the Merger is not Completed”

(c)
Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Alternatives to the Merger”

(d)
Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Effects on the Company if the Merger is not Completed”

•
“Special Factors — The Company’s Net Book Value and Net Loss”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — U.S. Federal Income Tax Consequences”

•
“Special Factors — PRC Income Tax Consequences”

•
“Special Factors — Cayman Islands Tax Consequences”

•
“The Merger Agreement”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 8   Fairness of the Transaction
(a)-(b)
Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex C — Opinion of Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, as Financial Advisor”

(c)
Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Shareholder Vote Required to Authorize and Approve the Merger Agreement and the Plan of Merger”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“The Extraordinary General Meeting — Vote Required”

(d)
Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex C — Opinion of Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, as Financial Advisor”

(e)
Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9   Reports, Opinions, Appraisals and Negotiations
(a)
Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex C — Opinion of Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, as Financial Advisor”

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex C — Opinion of Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, as Financial Advisor”

(c)
Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.
Item 10   Source and Amount of Funds or Other Consideration
(a)
Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(b)
Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

(c)
Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Special Factors — Fees and Expenses”

(d)
Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement”

Item 11   Interest in Securities of the Subject Company
(a)
Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)
Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares”

Item 12   The Solicitation or Recommendation
(d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Summary Term Sheet — Support Agreement”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Support Agreement”

•
“Special Factors — Voting by the Buyer Group at the Extraordinary General Meeting”

•
“The Extraordinary General Meeting — Vote Required”

•
“The Merger Agreement”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)
Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Support Agreement”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Support Agreement”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“The Extraordinary General Meeting — The Board’s Recommendation”

Item 13   Financial Statements
(a)
Financial Information. The audited financial statements of the Company for the two years ended December 31, 2020 and 2021 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2021, originally filed on April 28, 2022 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Financial Information”

•
“Where You Can Find More Information”

(b)
Pro Forma Information. Not applicable.

Item 14   Persons/Assets, Retained, Employed, Compensated or Used
(a)
Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“The Extraordinary General Meeting — Solicitation of Proxies”

(b)
Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

Item 15   Additional Information
(c)
Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits
(a)-(1)	Proxy Statement of the Company dated June 23, 2022 (the “Proxy Statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated April 30, 2022, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on May 2, 2022.*
(b)	Not applicable.
(c)-(1)	Opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, dated April 30, 2022, incorporated herein by reference to Annex C to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Kroll, LLC, operating through its Duff & Phelps Opinions Practice, dated April 30, 2022, for discussion with the special committee of the board of directors of the Company.*
(d)-(1)	Agreement and Plan of Merger, dated April 30, 2022, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Limited Guarantee, dated April 30, 2022, by Metaclass Management ELP in favor of the Company, incorporated herein by reference to Exhibit H to Schedule 13D/A jointly filed by Mr. Baoli Ma and Rollover Shareholders and their respective affiliates with the SEC on May 2, 2022.*
(d)-(3)	Equity Commitment Letter, dated April 30, 2022, by Metaclass Management ELP in favor of Parent, incorporated herein by reference to Exhibit I to Schedule 13D/A jointly filed by Mr. Baoli Ma and Rollover Shareholders and their respective affiliates with the SEC on May 2, 2022.*
(d)-(6)	Support Agreement, dated April 30, 2022, by and among Parent and each Rollover Shareholder, incorporated herein by reference to Exhibit J to Schedule 13D/A, jointly filed by Mr. Baoli Ma and Rollover Shareholders and their respective affiliates with the SEC on May 2, 2022.*
(d)-(7)	Interim Investors Agreement, dated April 30, 2022, by and among Parent, Merger Sub, Mr. Baoli Ma, Metaclass Management ELP and each Rollover Shareholder, incorporated herein by reference to Exhibit K to Schedule 13D/A, jointly filed by Mr. Baoli Ma and Rollover Shareholders and their respective affiliates with the SEC on May 2, 2022.*
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the information set forth in the Proxy Statement under the caption “Dissenters’ Rights.”
(f)-(2)	Section 238 of the Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107	Calculation of Filing Fee Tables.*

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 23, 2022
BlueCity Holdings Limited
By
/s/ Wenjie (Jenny) Wu

Name:
Wenjie (Jenny) Wu

Title:
Chairperson of the Special Committee

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 23, 2022
Multelements Limited
By
/s/ Baoli Ma

Name:
Baoli Ma

Title:
Director

Diversefuture Limited
By
/s/ Baoli Ma

Name:
Baoli Ma

Title:
Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 23, 2022
Baoli Ma
By
/s/ Baoli Ma

BlueCity Media Limited
By
/s/ Baoli Ma

Name:
Baoli Ma

Title:
Director

Shimmery Sapphire Holding Limited
By
/s/ Susan Toya Palmer
/s/ Sabinah Clement

Name:
Susan Toya Palmer and Sabinah Clement

Title:
Authorised Signatory (For and on behalf of Rustem Limited as Director of Shimmery Sapphire Holding Limited)

Cantrust (Far East) Limited
By
/s/ Susan Toya Palmer
/s/ Sabinah Clement

Name:
Susan Toya Palmer and Sabinah Clement

Title:
Authorised Signatory (For and on behalf of Cantrust (Far East) Limited as Trustee of Shimmery Diamond Trust)

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 23, 2022
Metaclass Management ELP
by Chizicheng Strategy Investment Limited, its general partner
By
/s/ Chunhe Liu

Name:
Chunhe Liu

Title:
Director

Chizicheng Strategy Investment Limited
By
/s/ Chunhe Liu

Name:
Chunhe Liu

Title:
Director

Spriver Tech Limited
By
/s/ Chunhe Liu

Name:
Chunhe Liu

Title:
Director

Chunhe Liu
By
/s/ Chunhe Liu

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 23, 2022
Aviator D, L.P.
by CDH China HF Holdings Company Limited, its general partner
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

CDH China HF Holdings Company Limited
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

Rainbow Rain Limited
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

Roger Field Fund, L.P.
by CDH Harvest Holdings Limited, its general partner
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

CDH Harvest Holdings Limited
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

Shangzhi Wu
By
/s/ Shangzhi Wu